InterMetro Communications, Inc.

2685 Park Center Drive, Building A

Simi Valley, California 93065

(805) 433-8000

VIA EDGAR AND FACSIMILE (202) 772-9204

December 29, 2006

Mr. Larry Spirgel

Assistant Director

Mail Stop 3561

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement on Form S-1

File No: 333-134025

Dear Mr. Spirgel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), InterMetro Communications, Inc. (the “Company”), hereby applies for the immediate withdrawal of its Registration Statement on Form S-1, Registration No. 333-134025, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement has not been declared effective, and no securities have been or will be sold in connection with the offering. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

If you have any questions concerning our request for withdrawal, please call Karen I. Calhoun of McDermott Will & Emery LLP, our counsel, at (949) 757-7155.

Respectfully submitted,

/s/ CHARLES RICE
Charles Rice
Chairman and Chief Executive Officer
cc:	Paul C. Fischer, Mail Stop 3561

Karen I. Calhoun